United States Securities and Exchange Commission Washington, D.C. 20549 FORM 6-K Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 For the month of July 2024 Commission File Number 132-02847 INTER & Co, INC. (Exact name of registrant as specified in its charter) N/A (Translation of Registrant’s executive offices) Av Barbacena, 1.219, 22nd Floor Belo Horizonte, Brazil, ZIP Code 30 190-131 Telephone: +55 (31) 2138-7978 (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40- F. Form 20-F x Form 40-F o Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes o No x Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes o No x

INTER & CO, INC. BANCO INTER S.A. ACQUIRES 50% OF THE CAPITAL STOCK OF GRANITO INSTITUIÇÃO DE PAGAMENTO S.A. INTER & CO, INC. (NASDAQ: INTR; B3: INBR32) (“Inter&Co” or “Company”) hereby announces, in connection with the 6K filing made on May 28, 2024, that all the conditions precedent necessary for the completion of the acquisition transaction by Banco Inter S.A. ("Inter"), an indirect subsidiary of the Company, of shares representing 50% (fifty percent) of the capital stock of Granito Instituição de Pagamento S.A. ("Granito"), held by Banco BMG S.A. ("Transaction"), have been fulfilled, including the approval of the transaction by the Central Bank of Brazil and the Administrative Council for Economic Defense of Brazil (CADE). Following the closing of the Transaction, Inter now holds 100% (one hundred percent) of Granito’s capital stock, consolidating its position as Granito’s sole shareholder. Additional information may be obtained from Inter&Co's Investor Relations Department at ir@inter.co, or on Inter&Co’s website (http://investors.inter.co). Belo Horizonte, July 24, 2024. RAFAELA DE OLIVEIRA VITÓRIA Chief Investor Relations Officer

2 SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. INTER & Co, INC. By: /s/ Rafaela de Oliveira Vitoria Name: Rafaela de Oliveira Vitoria Title: Investor Relations Officer Date: July 24, 2024